Exhibit 99.1

GFL Environmental Inc. Announces Settlement of Tangible Equity Units

VAUGHAN, ON, March 16, 2023 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) ("GFL") today announced that it has satisfied its remaining obligations under its 6.00% Tangible Equity Units (“TEUs”) previously issued on March 5, 2020, in connection with its initial public offering.

Effective March 15, 2023, the purchase contracts of each outstanding TEU automatically converted into subordinate voting shares at the minimum settlement rate of 2.1940 plus cash in lieu of fractional shares. See Appendix “A” for the pro forma impact of the conversion of the purchase contracts on the outstanding subordinate voting shares as at December 31, 2022, assuming the conversion took effect as at December 31, 2022.

GFL has also made the final installment payment on the senior amortizing note portion of each TEU in full satisfaction of all principal and interest payments thereunder.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 19,500 employees.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com

Appendix “A”

The following table presents the total shares outstanding as at December 31, 2022 and the pro forma effect of the conversion of the purchase contracts, assuming the conversion thereof as at December 31, 2022:

	December 31, 2022	TEU Conversion(1)	Pro Forma December 31, 2022
Subordinate voting shares	331,629,917	25,665,433	357,295,350
Multiple voting shares	11,812,964	—	11,812,964
Basic shares outstanding	343,442,881	25,665,433	369,108,314
Effect of dilutive instruments	4,540,768	—	4,540,768
Minimum conversion of TEUs	25,665,433	(25,665,433)	—
Series A Preferred Shares (as converted)	27,842,293	—	27,842,293
Series B Preferred Shares (as converted)	7,268,463	—	7,268,463
Diluted shares outstanding	408,759,838	—	408,759,838

(1)	As at December 31, 2022, the minimum settlement rate for the purchase contracts was 2.1939. Effective January 18, 2023, the minimum settlement rate for the purchase contracts was 2.1940. The table above shows the conversion of the TEUs assuming the December 31, 2022 minimum settlement rate of 2.1939.